    As filed with the Securities and Exchange Commission on August 28, 1997


                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                             SCHEDULE 13E-3


                            FINAL AMENDMENT


                    RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       CROP GROWERS CORPORATION
                           (Name of Issuer)


                       CROP GROWERS CORPORATION
                   FIREMAN'S FUND INSURANCE COMPANY
                        CG ACQUISITIONS CORP.
                 (Name of Person(s) Filing Statement)


               COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   (Title of Class of Securities)


                              227297 10 8
                (CUSIP Number of Class of Securities)


          THOMAS A. SWANSON                          LAWRENCE T. MARTINEZ
SENIOR VICE PRESIDENT AND GENERAL COUNSEL          CHIEF EXECUTIVE OFFICER
   FIREMAN'S FUND INSURANCE COMPANY                CROP GROWERS CORPORATION
         777 SAN MARIN DRIVE                        10895 LOWELL, SUITE 300
      NOVATO, CALIFORNIA 94998                    OVERLAND PARK, KANSAS 66201
           (415) 899-2000                                (913) 338-7800

    (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of Person(s) Filing Statement)


                                  COPIES TO:

        BARTLEY C. DEAMER                                JOHN W. MANNING
MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP                 DORSEY & WHITNEY LLP
     THREE EMBARCADERO CENTER                         507 DAVIDSON BUILDING
 SAN FRANCISCO, CALIFORNIA 94111-4067                  8 THIRD STREET NORTH
         (415) 393-2000                             GREAT FALLS, MONTANA 59401
                                                           (406) 727-3632


This statement is filed in connection with:

/X/ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.
/ /  b.  The filing of a registration statement under the Securities Act of
         1933.
/ /  c.  A Tender Offer.
/ /  d.  None of the above.

Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: /X/

                                      1

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                         CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       Transaction Valuation                    Amount of Filing Fee
--------------------------------------------------------------------------------
            $63,860,801                               $12,772
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* For purposes of calculating fee only. This amount assumes the purchase at a price of $10.25 per share of 6,145,104 outstanding shares of Company Common Stock and the settlement of 461,369 shares subject to stock options at an average spread of $1.89 per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the shares purchased, plus 1/50th of one percent of the average spread of the options settled.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED IN RULE 0-11 (a) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY
     PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $12,772            Filing Parties: Same



Form or Registration No.: Schedule 13E3-3  Date Filed: May 8, 1997


                                      2
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    Crop Growers Corporation, a Delaware corporation (the "Company"), and
Fireman's Fund Insurance Company, a California corporation ("Freeman's Fund"), hereby amend and supplement the Rule 13E-3 Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3), relating to the merger of CG Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Fireman's Fund, with and into the Company.






                                   3
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ITEM 17. MATERIALS TO BE FILED    EXHIBIT NUMBER AND DESCRIPTION (EXHIBITS
AS EXHIBITS                       MARKED WITH AN ASTERISK (*) ARE FILED
                                  HEREWITH)


(d)                               (d)(2) Joint Press Release, dated August
                                  13, 1997, issued by the Company and Fireman's Fund.






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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 28, 1997                     FIREMAN'S FUND INSURANCE COMPANY

                                   By:    /s/ Harold N. Marsh, III
                                          -------------------------------------
                                   Name:  Harold N. Marsh, III
                                   Title: Senior Vice President and Treasurer


August 28, 1997                      CG ACQUISITIONS CORP.

                                   By:    /s/ Harold N. Marsh, III
                                          -------------------------------------
                                   Name:   Harold N. Marsh, III
                                   Title:  Senior Vice President and Treasurer


August 28, 1997                      CROP GROWERS CORPORATION

                                   By:    /s/ Lawrence T. Martinez
                                          -------------------------------------
                                   Name:  Lawrence T. Martinez
                                   Title: Chief Executive Officer

                                      5


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                            EXHIBIT INDEX

    Exhibit
    Number    Description
    -------   -----------

(d)           (d)(2) Joint Press Release, dated August
              13, 1997, issued by the Company and Fireman's
              Fund.


                                      6